SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
(Amendment No.                     )1
HYATT HOTELS CORPORATION
(Name of Issuer)
COMMON STOCK — CLASS A
(Title of Class of Securities)
448579102
(CUSIP Number)
November 04, 2009
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐      Rule 13d-1 (b)
☑      Rule 13d-1 (c)
☐      Rule 13d-1 (d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be “filed” for the purpose of section 18 of the securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

Schedule 13G	Forms

CUSIP No.	448579102	13 G	Page	2	of	6 Pages

1	NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Government of Singapore Investment Corporation Pte Ltd (None)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,000,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		3,000,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,000,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	6.9%

12	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS BEFORE FILING OUT!

Item 1(a). Name of Issuer
HYATT HOTELS CORPORATION
Item 1(b). Address of Issuers’ Principal Executive Offices
71 South Wacker Drive 12th Floor Chicago, IL 60606 United States
Item 2(a). Name of Person Filing
Government of Singapore Investment Corporation Pte Ltd
Item 2(b). Address of Principal Business Office
168 Robinson Road 37-01 Capital Tower Singapore 068912
Item 2(c). Citizenship
Singapore
Item 2(d). Title of Class of Securities
COMMON STOCK — CLASS A
Item 2(e). CUSIP Number
448579102
Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2(b) or (c), check whether the person filing is a
N.A.

Item 4. Ownership
     The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

		Power to Vote		Power to Dispose
	No of Securities
Person	Beneficially Owned	Sole[1]	Shared[1]	Sole[1]	Shared[1]
Government of Singapore Investment Corporation Pte Ltd	3,000,000	0	3,000,000	0	3,000,000
Total (all Reporting Persons)	3,000,000	0	3,000,000	0	3,000,000
1	The Government of Singapore Investment Corporation Pte Ltd shares power to vote and power to dispose of the 2,160,000 securities beneficially owned by it with the Government of Singapore and shares power to vote and dispose of 840,000 securities beneficially owned with it with the Monetary Authority of Singapore.

2	The reporting persons disclaim membership in a group.
Item 5. Ownership of Five Percent or Less of a Class
     N.A.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
     N.A.
     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
     N.A.
Item 8. Identification and Classification of Members of the Group
     N.A.

Item 9. Notice of Dissolution of Group
         N.A.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

12 Nov 2009	Government of Singapore Investment

Date	Corporation Pte Ltd

	by	/s/ Celine Loh /s/ Lim Eng Kok

/s/ Celine Loh Lim Eng Kok
Senior Vice President Vice President